Direct Owners/Executive Officers

Organization CRD Number: 138138

Organization Name: LEVEL ATS

Organization SEC Number: 8-67145

Applicant Name: EBX LLC

No IA Record

Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
CREDIT SUISSE NEXT INVESTORS, LLC	Domestic Entity	SHAREHOLDER	12/2013	10% but less than 25%	N	N	46-3739129
CITIGROUP FINANCIAL STRATEGIES, INC.	Domestic Entity	SHAREHOLDER	08/2005	10% but less than 25%	N	N	04-3823642
LB I GROUP, INC.	Domestic Entity	SHAREHOLDER	08/2005	10% but less than 25%	N	N	13-2741778
FIDELITY GLOBAL BROKERAGE GROUP, INC.	Domestic Entity	SHAREHOLDER	08/2005	5% but less than 10%	N	N	04-3257666
LINARES, JOHN FITZGERALD	Individual	GENERAL COUNSEL & CORPORATE SECRETARY	01/2010	Less than 5%	N	N	3104547
BARROS, DENISE CRONIN	Individual	CHIEF COMPLIANCE OFFICER	06/2006	Less than 5%	N	N	2969581
CONARY, NEIL WHITNEY	Individual	CHIEF EXECUTIVE OFFICER	06/2006	Less than 5%	Y	N	1060818
MERRILL LYNCH LP HOLDINGS, INC.	Domestic Entity	SHAREHOLDER	06/2006	10% but less than 25%	N	N	13-3408201
STUPAY, MICHAEL ELLIOT	Individual	FINANCIAL & OPERATIONS PRINCIPAL	06/2006	Less than 5%	N	N	2287906
MIELE, STEPHEN R	Individual	CHIEF STRATEGY OFFICER	12/2007	Less than 5%	N	N	2645590